Exhibit 99.1

Recon Enters into Definitive Agreement to Increase Ownership of Future Gas Station to 43%

BEIJING, August 22, 2018 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today announced that the Company, through its affiliates Beijing BHD Petroleum Technology Co., Ltd. and Nanjing Recon Technology Co., Ltd., has entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS on August 21, 2018. FGS is a service company that provides new technical applications and data operations to gas stations of oil companies in China. Following full performance under the Agreement, Recon will own 43% of FGS.

As previously disclosed in a press release on December 18, 2017, the Company invested RMB 4.35 million (approximately USD 0.7 million) in FGS in return for 8% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares.

The Restricted Shares issued by Recon have not been registered under the Securities Act of 1933, as amended (the “Act”) and are “restricted securities” as that term is defined in Rule 144 under the Act. The Restricted Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the act, or pursuant to an exemption from registration under the act, the availability of which is to be established to the satisfaction of the Company. The Restricted Shares are further subject to certain restrictions described in the Agreement granting such Restricted Shares. The Restricted Shares may not be offered, sold, pledged or otherwise transferred except in accordance such restrictions.

Management Commentary

Mr. Shenping Yin, CEO of Recon, stated, “We are excited to come to a definitive agreement with FGS and strengthen our ties with FGS. FGS has been executing its business strategy as planned, achieving significant market penetration in Zhejiang Province for China National Petroleum Corporation (“CNPC”). By further aligning our interest with FGS, we expect to expedite the expansion plan and leverage our opportunity in the gas station business in other economically active areas in China. Our stake in FGS positions us to take advantage of the changing domestic gas station market and affords us the opportunity to participate in the sweeping technical changes driven by internet applications in China’s consumer energy industry.”

Mr. Yang Song, founder of FGS, stated, “We are also pleased to receive further investment from Recon. Since Recon’s initial investment, FGS has made great headway on daily operation and strategic cooperation with other famous companies beyond CNPC. We have also developed our smart vending machines as our big step   to enter into a new retail segment . Based on the 460 gas stations that use our platform, daily average gross merchandise values are generally around RMB 600,000. We plan to expand our service to more provinces and secure more gas stations to establish our leading position in the industry. Over the next 12 months, we hope our platform will reach a daily average gross merchandise value of RMB 3.3 million and 1.1 million users who purchase products through our DT Refuel application, assuming continued brisk consumer adoption of our solutions.”

About Future Gas Station (Beijing) Technology, Ltd.

Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. FGS aims to increase the overall income of gas stations through integration of internet technique and New Retail E-Commerce platform, and to help transform gas stations into comprehensive service providers.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: RCON) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation between parties to cooperation agreements; our ability to benefit from such cooperation as a shareholder of FGS; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

In China:

Ms. Jia Liu

Chief Financial Officer

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn

In the United States:

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com